

May 7, 2012

Via E-mail
Jennifer M. Grigsby
Senior VP, Treasurer and Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

>   **Re: Chesapeake Energy Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 20, 2012**
>   **Amendment No. 1 to Annual Report on Form 10-K**
>   **Filed April 30, 2012**
>   **Response dated May 3, 2012**
>   **File No. 1-13726**

Dear Ms. Grigsby:

We have completed our review of the above-listed filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/H. Roger Schwall
>
>   H. Roger Schwall
>   Assistant Director

cc: Connie S. Stamets
       Bracewell & Giuliani LLP